Mail Stop 4561

March 11, 2009

VIA USMAIL and FAX (702) 921 - 5158

Ms. Stacy M. Riffe
Chief Financial Officer
Desert Capital REIT, Inc.
1291 Galleria Drive, Suite 200
Henderson, Nevada 89014

>   **Re: Desert Capital REIT, Inc.**
>   **Form 10-K and 10-K/A for the year ended 12/31/2007**
>   **Filed on 3/31/2008 and 4/14/2008**
>   **File No. 000-51344**

Dear Ms. Stacy M. Riffe:

        We have reviewed your response letter submitted on January 13, 2009 and have the following comments.

        In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A 1 filed April 14, 2008

Note 6 – Acquisitions and Divestitures, page 13

1. We have read and considered your response to comment seven. Using the guidance in Questions 1 and 4 of SAB Topic 5:E, please further expand on your response to explain how you considered the following circumstances in your determination of whether a sale occurred and recognition of gain was appropriate:
    - Your continuing involvement with CM.

- The form of consideration you received (i.e., token down payment in cash, Desert's common stock with no trading market, and nonrecourse debt).

2. We have read and considered your response to comment eight. Please tell us the date, volume, counterparties, your relationship with the counterparties, and terms of your sales of common stock contemporaneous with the disposal of CM. Also, tell us how you considered this information in concluding that the value assigned to your common stock received in the transaction was a valid indicator of its fair value.

3. We have read and considered your response to comment nine. We note that you obtained an opinion that the consideration to be received by Desert in the sale was fair to Desert from a financial point of view. Please explain how this fairness opinion constitutes a valuation of the assets exchanged that substantiate their value.

 As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

 You may contact Jorge Bonilla at (202) 551 – 3414 or me at (202) 551 - 3413 if you have questions regarding these comments.

Sincerely,

Cicely LaMothe
Branch Chief